

January 25, 2011

Gregory A. Demopulos, M.D.
Chief Executive Officer
Omeros Corporation
1420 Fifth Avenue, Suite 2600
Seattle, Washington 98101

     Re: Omeros Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 31, 2010
            Schedule 14A filed April 28, 2010
            File No. 001-34475

Dear Dr. Demopulos:

    We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Jeffrey P. Riedler
                Assistant Director

cc: Drew G. Markham (Wilson Sonsini Goodrich & Rosati, P.C.)